UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-41712

CHIJET MOTOR COMPANY, INC.

(Exact name of registrant as specified in its charter)

No. 8, Beijing South Road

Economic & Technological Development Zone, Yantai

Shandong, CN-37 264006

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

On September 11, 2025, CHIJET MOTOR COMPANY, INC. (the “Registrant” or the “Company”) announced that it will hold its Annual General Meeting of Shareholders (the “Annual Meeting”) on September 22, 2025. Shareholders of record who hold ordinary shares, par value $0.003 per share, of the Company at the close of business on August 8, 2025, will be entitled to notice of and to vote at the Annual Meeting and any postponements or adjournments thereof.

At the Annual Meeting, the shareholders will be asked to vote on (1) as an ordinary resolution, a proposed reverse stock split (a “share consolidation” under Cayman Islands law) pursuant to which up to 30 issued and unissued ordinary shares of the Company, par value US$0.003 per share, will be consolidated into 1 ordinary share of the Company, par value no more than US$ 0.09 per share; (2) as a special resolution, the name of the Company be changed from “CHIJET MOTOR COMPANY, INC.” to “Digital Currency X Technology Inc.”, with effect from the date of the certificate of incorporation on change of name to be issued by the Registrar of Companies in the Cayman Islands; and (3) as a special resolution, the second amended and restated memorandum and articles of association of the Company currently in effect be amended and restated by their deletion in their entirety and the substitution in their place with the third amended and restated memorandum and articles of association of the Company reflecting the foregoing resolutions. The shareholders will also be presented with the Company’s financial information for the fiscal year ended December 31, 2024 and afforded the opportunity to discuss Company affairs with management.

The notice of the Annual Meeting and the third amended and restated memorandum and articles of association are furnished herewith as Exhibit 99.1 and Exhibit 3.1.

Exhibits

Exhibit No.	Description
3.1	Third Amended and Restated Memorandum and Articles of Association
99.1	Notice of 2025 Annual General Meeting of Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 11, 2025

Chijet Motor Company, Inc.

By:	/s/ Dongchun Fan
Name:	Dongchun Fan
Title:	Chief Financial Officer